COMMENTS RECEIVED ON MARCH 24, 2009

FROM CHRISTIAN SANDOE

FIDELITY BEACON STREET TRUST (File Nos. 002-64791 and 811-02933)

Fidelity Tax Managed Stock Fund

POST-EFFECTIVE AMENDMENT NO. 62

1. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks"

C: The Staff would like us to identify the market capitalization strategy of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

2. "Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

3. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.